                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. __)


                   Charles E. Smith Residential Realty, Inc.
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
          (Including the Associated Preferred Share Purchase Rights)
                        (Title of Class of Securities)


                                  832197 10 7
                     (CUSIP Number of Class of Securities)


                                Caroline Brower
                          Archstone Communities Trust
                     7670 South Chester Street, Suite 100
                           Englewood, Colorado 80112
                                (312) 915-1977
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 3, 2001
            (Date of Event which Requires Filing of this Statement)

CUSIP No. 832197 10 7

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Archstone Communities Trust

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[_]
                                                                    (b)[_]

3  SEC USE ONLY

4  SOURCE OF FUNDS

   OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Maryland

   NUMBER OF        7      SOLE VOTING POWER

   SHARES                  -0-

   BENEFICIALLY     8      SHARED VOTING POWER

   OWNED BY                2,384,297

   EACH             9      SOLE DISPOSITIVE POWER

   REPORTING               -0-

   PERSON WITH      10     SHARED DISPOSITIVE POWER

                           -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,384,297

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                      [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   9.6%

14 TYPE OF REPORTING PERSON

   OO

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Charles E. Smith Residential Realty, Inc., a Maryland corporation (the "Issuer"), 2345 Crystal Drive, Arlington, Virginia 22202, including the associated preferred share purchase rights. All references in this Schedule 13D to the beneficial ownership of Common Stock includes Class A Partnership Units (the "Units") of Charles E. Smith Residential Realty, L.P., a Delaware limited partnership (the "Smith Partnership"), which are convertible on a one-for-one basis into shares of Common Stock.

Item 2.  Identity and Background

     This Schedule 13D is being filed by Archstone Communities Trust, a Maryland real estate investment trust ("Archstone"). Information with respect to Archstone is set forth in response Number 1 to this Item 2. The other persons listed in this Item 2 are persons enumerated in Instruction C to this statement as general partners, executive officers, directors, trustees and/or controlling persons of Archstone.

1.  (A)   Name and Organization: Archstone Communities Trust, a Maryland real estate investment trust;
    (B) Principal Business: Real estate ownership, development, management and leasing;
    (C) Principal Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (D) Archstone has not been convicted in a criminal proceeding during the last five years;
    (E) Archstone has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

2.  (A)   Name: R. Scott Sellers, Trustee;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C)   Principal Employment: Chairman and Chief Executive Officer of
          Archstone;
    (D) Mr. Sellers has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Sellers has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

3.  (A)   Name: James A. Cardwell, Trustee;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C) Principal Employment: Chief Executive Officer of Petro Stopping Centers, L.P.;
    (D) Mr. Cardwell has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Cardwell has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

4.  (A)   Name: Ned S. Holmes, Trustee;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C) Principal Employment: President and Chief Executive Officer of Laing Properties, Inc. and Chairman and President of Parkway Investments/Texas Inc.; (D) Mr. Holmes has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Holmes Company has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

5.  (A)   Name: James H. Polk, III, Trustee;

    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C) Principal Employment: Managing Director of SING LTD. Co. and Partner in Rust Capital Group;
    (D) Mr. Polk has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Polk has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

6.  (A)   Name: John M. Richman, Trustee;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C)   Principal Employment: Counsel to Wachtell, Lipton, Rosen & Katz;
    (D) Mr. Richman has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Richman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

7.  (A)   Name: John C. Schweitzer, Trustee;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C)   Principal Employment: Managing Partner of Campbell Capital Ltd.;
    (D) Mr. Schweitzer has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Schweitzer has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

8.  (A)   Name: Richard A. Banks;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C)   Principal Employment: Managing Director--West Region of Archstone;
    (D) Mr. Banks has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Banks has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

9.  (A)   Name: J. Lindsay Freeman;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C)   Principal Employment: Managing Director--East Region of Archstone;
    (D) Mr. Freeman has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Freeman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

10. (A)   Name: Charles E. Mueller, Jr.;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C)   Principal Employment: Chief Financial Officer of Archstone;
    (D) Mr. Mueller has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Mueller has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

11. (A)   Name: Richard W. Dickason;
    (B) Business Office: 7670 South Chester Street, Suite 100, Englewood, Colorado 80112;
    (C)   Principal Employment: Senior Vice President of Archstone;

    (D) Mr. Dickason has not been convicted in a criminal proceeding during the last five years;
    (E) Mr. Dickason has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
    (F)   Citizenship: United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Beneficial ownership of the 2,384,297 shares of Common Stock was acquired pursuant to (i) the terms of that certain Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2001 (the "Merger Agreement"), by and among Archstone, New Garden Residential Trust, a Maryland real estate investment trust ("New Archstone"), the Issuer and Smith Partnership and (ii) the terms of those certain Voting Agreements, dated as of May 3, 2001 (the "Voting Agreements"), by and between Archstone and each of the members of the Board of Directors of the Issuer (as listed below). The Merger Agreement and the form of the Voting Agreements are attached hereto as Exhibits A and B and are incorporated herein by reference. No funds were expended to acquire beneficial ownership of such shares of Common Stock.

     The Board of Directors of the Issuer includes the following persons: Robert
H. Smith, Robert P. Kogod, Ernest A. Gerardi, Jr., Charles B. Gill, R. Michael McCullough, Roger J. Kiley, Jr. and Karen Hastie Williams (the "Directors").

Item 4.  Purpose of Transaction

Merger Agreement

     On May 3, 2001, Archstone, New Archstone, the Issuer and Smith Partnership, entered into the Merger Agreement, as amended and restated, providing for a business combination among Archstone, New Archstone, the Issuer and Smith Partnership. Under the Merger Agreement, Archstone will be reorganized into an umbrella partnership real estate investment trust or "UPREIT" structure. To accomplish this reorganization, through a series of transactions New Archstone will become a holding company of Archstone with the holders of preferred and common equity securities of Archstone receiving securities of New Archstone in the same number and of the same series as the securities of Archstone outstanding immediately prior to this first step merger. Following this reorganization, Archstone will elect to be treated as a partnership for federal income tax purposes and all of New Archstone's properties, property interests and business assets will be owned by, and it operations conducted through Archstone.

     After the Archstone reorganization, the second step of the transaction contemplates both the merger of the Issuer with and into New Archstone and the merger of Smith Partnership with and into Archstone. Both New Archstone and Archstone will survive these mergers. Following the merger with the Issuer, New Archstone shall be named "Archstone-Smith Trust."

     Pursuant to the Merger Agreement, upon consummation of the transactions:

     . each share of Common Stock will be converted into 1.975 common shares of New Archstone (the 1.975 exchange ratio is fixed and not subject to adjustment);

     . preferred shares of the Issuer will be converted into a corresponding series of preferred shares of New Archstone on a share-for-share basis;

     . partners of Smith Partnership will receive 1.975 shares of Archstone for each Smith Partnership common unit held (each Archstone common share so issued will be redeemable at the option of New Archstone for cash or a common share of New Archstone); and

     . each outstanding option of the Issuer will be converted into a corresponding option of New Archstone, such number of options to be multiplied by 1.975 (rounded down to the nearest whole number) and the exercise price of such options to be divided by 1.975 (rounded up to the nearest whole cent), and each such option may be tendered for cash as next described.

     As soon as practicable and subject to applicable law, Archstone will offer to purchase, subject to consummation of the transactions contemplated by the Merger Agreement, all outstanding qualified or nonqualified options to purchase shares of Common Stock ("Smith Options"), and this offer to purchase shall also be deemed to include the New Archstone options issued in substitution of the Smith Options pursuant to the merger. The amount paid for the tendered Smith Options shall be cash equal to the product of (i) the excess, if any, of (A) $49.48 over (B) the exercise price of such Smith Option and (ii) the number of shares of Common Stock subject thereto. If the holder of any Smith Option tenders such option prior to the end of the second business day following the effective time of the final merger, then within seven business days Archstone will, subject to reduction for required withholding taxes, pay to each such tendering former holder of Smith Options the purchase price thereof.

     The Merger Agreement includes customary representations, warranties and covenants for each of the Issuer, Smith Partnership, Archstone and New Archstone.

     The transactions described above will require the approval of a majority of Archstone's outstanding common shares, two-thirds of the outstanding Common Stock, a majority in percentage interest of the limited partners of Smith Partnership not owned by the Issuer, and majority in percentage interest of the limited partners of Smith Partnership (including those owned by the Issuer). The transaction also is subject to the receipt of regulatory approvals as well as other customary closing conditions.

     Under the Merger Agreement, the third quarter dividend of the Issuer will not change from its current quarterly dividend of $0.585 per share and the second and third quarter dividend of Archstone will not change from its current quarterly dividend of $0.41 per share. The Merger Agreement contemplates that the Issuer will make a preclosing dividend if, and to the extent, necessary to avoid jeopardizing its status as real estate investment trust under the Internal Revenue Code of 1986, as amended, and the payment of federal income taxes. If the Issuer must pay a special preclosing dividend, Archstone will make a corresponding dividend to its shareholders.

     The restructuring of Archstone into an UPREIT structure and the merger of the Issuer with and into New Archstone are intended to be reorganizations that are tax free except to the extent that a holder receives cash in lieu of a fractional share.

Voting Agreements

     In connection with the execution of the Merger Agreement, the Directors have agreed, among other things, to vote their shares of Common Stock and Units to approve the merger. As a result, Archstone has acquired beneficial ownership of the Common Stock and Units held by each of the Directors.

     In addition to agreeing to vote their respective shares of Common Stock and Units in favor of the mergers of the Issuer into New Archstone and Smith Partnership into Archstone, each of the Directors has agreed to the following:

     . to vote his or her shares of Common Stock or Units in the manner most favorable to the consummation of such mergers and the transactions contemplated by the Merger Agreement, in the event that the Issuer or Smith Partnership proposes a contradictory or conflicting proposal to their stockholders and limited partners (unless the Merger Agreement has been previously terminated);

     . not to directly or indirectly solicit any other proposal or offer with respect to any other merger, consolidation, tender offer or similar transaction with respect to either of the Issuer or Smith Partnership;

     . to notify Archstone immediately if any such inquiry or proposal is received by the Issuer or Smith Partnership; and

     . to waive any dissenters' rights which may be available in connection with the Merger Agreement and the mergers.

Item 5.  Interest in Securities of the Issuer

     (a) Archstone beneficially owns 2,384,297 shares of Common Stock. The following table sets forth the number of shares of Common Stock beneficially owned by Archstone in addition to the number of shares of Common Stock into which Units beneficially owned by Archstone are exchangeable. The number of shares of Common Stock beneficially owned through rights to acquire Common
Stock represents the number of shares of Common Stock into which Units beneficially owned by Archstone are exchangeable. The percentage of shares owned assumes that all Units beneficially owned by Archstone are exchanged for shares of Common Stock and that none of the Units held by other persons are exchanged for shares of Common Stock.

                                       Shares of
                                    Common Stock
                    Shares of       Beneficially
                 Common Stock      Owned (Rights
                 Beneficially         to Acquire      Percent of
                Owned (Total)      Common Stock)      All Shares
                -------------     --------------     -----------

                    2,384,297          2,141,833            9.6%

Other than Archstone, no person named in Item 2 beneficially owns any shares of Common Stock.

     (b) Archstone shares the power to vote the shares of Common Stock with the Directors. The following table indicates the number of shares of Common Stock and the corresponding voting power that Archstone shares with each listed Director. Archstone does not have the power to dispose of any of the shares of Common Stock that it beneficially owns. Information regarding the Directors is set forth in the Issuer's Proxy Statement dated April 13, 2001.

                                     Shared
                                     Voting
Director                              Power
--------                          ---------

Robert H. Smith                   2,044,373(1)
Robert P. Kogod                   2,119,464(1)
Ernest A. Gerardi, Jr.               92,153
Charles B. Gill                       5,665
R. Michael McCullough                   264
Roger J. Kiley, Jr.                     118
Karen Hastie Williams                   118
--------
(1) 1,877,858 Units are held by corporations wholly-owned by Messrs. Smith and Kogod and/or their spouses. The Units owned by these corporations are reported twice in this table, once reporting the power to vote being shared with Mr. Smith and again being shared with Mr. Kogod. The Units are only reported once in other sections of this Schedule 13D and for reporting the reporting person's total aggregate ownership.

     (c) In the last 60 days, except as described in Item 4 and incorporated into Item 6, there have been no transactions by Archstone in the shares of Common Stock and Units.

     (d) Each Director has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his or her respective shares of Common Stock or Units. Archstone does not have any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock or Units.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The discussions of the Merger Agreement and the Voting Agreements set forth in Item 4 are hereby incorporated by reference herein.

Shareholders' Agreement

     In connection with the merger, Archstone-Smith Trust, the entity resulting from the merger of New Archstone and the Issuer ("Archstone-Smith"), and Archstone will enter into a Shareholders' Agreement ("Shareholders' Agreement") with Robert H. Smith ("Smith"), the Chairman of the Board of the Issuer, and Robert P. Kogod ("Kogod"), the Chairman of the Executive Committee of the Board of the Issuer, which provides for, among other things, the appointment of Messrs. Smith and Kogod to Archstone-Smith's Board of Trustees, to serve until 2003 and 2002, respectively. Messrs. Smith and Kogod (or their replacement nominee) will have the right to be nominated to serve on the Board of Trustees for a period of ten (10) years. Ernest A. Gerardi, the President and Chief Executive Officer of the Issuer will be appointed for a single, three-year term.

     Pursuant to the Shareholders' Agreement, Messrs. Smith and Kogod will agree not to sell any common shares or units beneficially owned by them after the merger for a period of three years. This restriction will not apply to the sale of up to 400,000 shares between the first and second anniversaries of the merger and up to an aggregate of 800,000 shares between the first and third anniversaries of the merger.

     The Shareholders' Agreement provides that all of Archstone-Smith's future high-rise apartments will be operated under the name "Charles E. Smith Residential". Archstone-Smith will create a separate operating division (similar to its current East and West Regions) under the name "Charles E. Smith Residential" through which it will conduct substantially all of its high-rise business. For a period of 15 years, Archstone-Smith will not directly or indirectly transfer any interest in certain identified properties located in Crystal City, Virginia (formerly owned by Smith Partnership), without the prior written consent of Messrs. Smith and Kogod, except in the case of a sale of all of the identified Crystal City properties in a single transaction. In addition, the Charles E. Smith Residential division will maintain the current headquarters of the Issuer in Crystal City, Virginia, for a period of fifteen years unless otherwise agreed to by Messrs. Smith and Kogod. This division will be operated under the direction of a President--Charles E. Smith Residential Division. The initial person serving as such officer shall be W.D. Minami (currently the Executive Vice President and Chief Operating Officer of the Issuer) who will report directly to R. Scott Sellers, Archstone-Smith's Chief Executive Officer.

     The Shareholders' Agreement will terminate (i) with respect to Mr. Smith, at such time as Mr. Smith and his family beneficially own less than 1,000,000 common shares of Archstone-Smith, and (ii) with respect to Mr. Kogod, at such time as Mr. Kogod and his family beneficially own less than 1,000,000 common shares of Archstone-Smith.


Item 7.  Material to Be Filed as Exhibits

     The following are filed as exhibits: (a) the Merger Agreement; (b) the form of Voting Agreement; and (c) the form of Shareholders' Agreement.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     This statement may be executed in multiple counterparts, each of which shall constitute an original.

Dated: June 19, 2001


                         Archstone Communities Trust


                         By:/s/ Caroline Brower
                            --------------------------------------
                         Name: Caroline Brower
                         Title: Senior Vice President

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT A      Amended and Restated Agreement and Plan of Merger, dated as of
               May 3, 2001, by and among, Archstone Communities Trust, New
               Garden Residential Trust, Charles E. Smith Residential Realty,
               Inc. and Charles E. Smith Residential Realty, L.P. (incorporated by reference to Exhibit 2.1 to Archstone's Current Report on Form
               8-K dated June 19, 2001)

EXHIBIT B      Form of Voting Agreement entered into between Archstone and each of members of the Board of Directors of the Issuer (incorporated by reference to Exhibit 99.1 to Archstone's Current Report on Form 8-K dated June 19, 2001)

EXHIBIT C      Form of Shareholders' Agreement to be entered into by and among
               Archstone-Smith Trust, Archstone, Robert H. Smith and Robert P.
               Kogod (incorporated by reference to Exhibit 2.1(a) to Archstone's
               Current Report on Form 8-K dated June 19, 2001)